US SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 10-SB


   General Form for registration of securities of small business issuers
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       SKINTEK LABS, INC.
                       ------------------
       (Name of Small Business Issuer in its charter)


               DELAWARE                               65-0636227
               --------                               ----------
       (State or Other Jurisdiction                   (IRS Employer
        of Incorporation)                              Identification No.)

  1750 NW 65th Avenue, Plantation,FL                     33313
  ----------------------------------                     -----
Address of Principal Executive Offices)                (Zip Code)



                              954-327-8548
                              ------------
                      (Issuer's telephone number)


   Securities registered under Section 12 (b) of the Exchange Act: None
                              (Title of class)                     ----


   Securities registered under Section 12(g) of the Exchange Act:
                       Common Stock, par value $.001
                       -----------------------------
                              (Title of class)

                             PART I
                             ------
  Item 1.       Description of Business
                -----------------------
  Organization
  ------------
           Skintek   Labs,   Inc.,   a  Colorado   corporation
  incorporated   on   December  13,  1994  under   the   name,
  Biologistics, Inc. (hereinafter the "Company" or the "Registrant"), to engage in the business of clinical consulting, contract packaging and labeling services for clinical studies. The Company never commenced business operations. On April 22, 1997, as a result of a merger into its subsidiary, Biologistics, Inc., which was incorporated
  on   March   19,  1997,  the  Company  became   a   Delaware
  corporation.

          Performance Brands, Inc., incorporated on September 21, 1995, under the laws of the State of the State of Florida. Performance Brands is engaged in the wholesale and retail distribution and sale of a variety of products for the skin-care market. See "Business-Operations" below. On March 31, 1999, the Company incorporated a wholly-owned subsidiary, PBI Acquisition Corp. ("PBI") and on the same date, Performance Brands, Inc. merged with PBI. This merger involved the exchange of shares, pursuant to which the sole shareholders of Performance Brands, Inc., Stacy and Cathy Kaufman, exchanged all of their capital stock of Performance Brands, Inc. for shares of the Company's common stock. This exchange was accounted for as a reverse purchase for reporting and accounting purposes. See the Consolidated Financial Statements of the Company and its subsidiary, Performance Brands, Inc., which are attached hereto as Part F/S.

  The Company and the Industry
  ----------------------------
          Performance Brands, Inc. Has been in business since 1995, engaged in the sale of products for skin fitness and self-tanning. Hereinafter, Performance Brands, Inc. and its business operations shall be referred to as the "Company". The skin fitness and self-tanning business is part of the Sun and Body Care Industry, which has been a growing industry. The Company's products are sold though specific classes of trade: i.e. direct mail, drug chains, mass market outlets, health food stores, gyms, and tanning, nail and hair salons, as well as private label sales.

          This growth has been the result, in part, of the increasing public awareness of the potential danger to skin and health from prolonged exposure to the sun and the fact that the ozone layer will continue to erode over the next 20 years. A recent article in Soap/Cosmetics/Chemical Specialties magazine projected a trend toward products with higher SPFs (Sun Protection Factor), which is the measure of the UVB protection in a sun care product. In the same publication, it was reported that there was a trend in the US for the use of sunscreens year-round. As the public becomes more and more educated on the dangers of excess exposure to the sun, it will be realized that UVA rays are present the entire year, not just during the summer, when UVB rays are the strongest.

          In 1994, the National Weather Service, in its daily weather reports, started projecting the amount of ultraviolet intensity expected in 58 different cities in the United Stated between 11:30a.m. and 12:30p.m. the following day. Called the UV Index, ultraviolet intensity is ranked on a scale of 1 to 15. This program, created in cooperation with the Environmental Protection Agency and the Center for Disease Control and Protection, relates the UV intensity with the SPF or 20 or higher is recommended for an index over 10.

  The Company believes that this focus by Federal agencies on the impact of the sun's intensity, and the daily reporting on television and radio and other media of the index, should continue the trend to greater consumption of protective sun care products.

          Authorities in the sun care industry have noted that the significant growth appears to be in "niche" products, those that are prepared for a select market or packaged for a select markets. Examples are products oriented toward children, products asserting to be "all natural", self-tanning products, and products that combine sunscreen with insect repellent, among other products.

          In addition to the Company's line of sun-care products, the Company also markets a line of body washes, which have been enjoying increasing consumer use and acceptance. Until approximately four to five years ago, most Americans relied upon bar soaps and wash clothes for their personal cleansing needs. Presently, it is estimated that 25% or more of the population have already changed the way they bathe, using body washes and cleansing puffs rather than bar soap. In fact, since their wide introduction in 1994, body washes have become the fastest growing trend in the personal cleansing category. The Company believes that the current trend is to liquid soaps.

  Competition  and Ease of Entry Into The Sun  and  Body  Care
  Industry
  ------------------------------------------------------------

          There are few barriers to entry into the industry. Further, there exists substantial competition in the sun and body care industry, virtually of which have longer operating history, far greater financial, personal and other resources, with substantial product lines and sales and marketing budgets and proven records of success. Among other entities that the Company must compete with include the very large corporations such as Cheeseborough-Pond'sr, Gilletter, Proctor & Gambler and Lever Brothersr, and the smaller, but well-established companies such as Tom's of Mainer and Freeman Cosmeticsr. These latter two companies have entered and established themselves in the specialized body wash product market.

            Major corporations as well as individual entrepreneurs and businesses are capable of modifying existing sun care formulas on the market and, with a reasonable investment, begin selling competitive products in a fairly quick time-frame, as large staffs are not needed to be successful in this industry, provided that a company has qualified sales and marketing efforts. After ten years in business, Sun Pharmaceuticals, Ltd., manufacturer of the Banana Boatr product line, reached the $80 million sales level, with only 100 employees.

          The industry is growing in many ways domestically and internationally, which should continue to serve to attract competition. There are many new sun care products and many new consumers, for which the Company must compete.

          In  order  for  the Company to be  competitive,  the
  Company must devote substantial time, professional and management efforts, and retain outside marketing experts, to promote its new product line, SOAPSCREENr, which involves a high front-end cost, presently estimated at approximately $100,000. The Company projects that initial sales of its body wash and sunscreen products under the SOAPSCREENr name will commence in the Spring of 2000. Further, if the Company is successful in establishing the SOAPSCREENr product line, it may be expected that competitive products will enter the market, notwithstanding the fact that the Company has patent pending status of the Company's 10-SBS Polyscreen formulation.

  The Company's ability to compete will also be dependent upon its success in establishing itself as a leader in the filed of SPF soaps/body washes. Sunscreens have been used as a major ingredient in face creams for several years by major manufacturers, which entities will be in position to compete with the Company.

          With respect to the Company's professional skin fitness line, sold in gyms and health food stores, the Company has one principal competitor, Jan Tana. The Company believes that it will be able to successfully compete.

          Notwithstanding the foregoing, the Company believes that it will be able to compete with larger, more established firms, because its primary focus is to market its products into the niche markets, for specialty products that include skin care products with sunscreens. The Company's professional tanning product line, sold under the ProTanr name, is distributed to the professional gym/health club and the health food markets. These are examples of the niche markets where competition is not as intense, and where the Company believes that it will be able to successfully compete.

          The Company's professional line of indoor tanning products, marketed under the ProTanr name, presently competes with six key producers, including the established Australian Goldr, California Tanr, Swedish Beautyr, Suprer, Power Tanr and Most products. While there can be no assurance, the Company believes that it will be able to successfully compete on the basis of quality and price in the market for its ProTanr line. However, in order for the Company to compete, the Company must maintain and increase its distribution network.

  The Bar and Liquid Soap Industry
  --------------------------------
          Total 1997 sales of bar soaps for all retail outlets in the country were $1.4 billion, a slight drop of 4% from the prior year. However, the sales of other soaps and cleansers (body washes) increased 33% during that year to $670 million. The current trend in the industry is to liquid soaps. Until three years ago, most Americans relied on bar soaps and wash clothes for their personal cleansing needs. Today, approximately one-quarter have already changed the way they bathe, using body washes and cleansing puffs instead. Introduced in 1994, they have become the fastest growing trend in the personal cleansing category. According to an article in the October, 1997, Soap/Cosmetics/Chemical Specialties, "The rising popularity of the body wash can be attributed to two things--body washes are cleaner and more convenient to use in the shower or bath and they simplify the skin care process by combining the cleansing and moisturizing steps."

          The significant growth pattern of body washes has attracted a variety of products from many manufacturers, including the long-established and financially strong companies such as Cheesebrough-Pond'sr, Gilletter, Procter & Gambler, and Lever Bros.r The industry also includes established smaller producers such as Tom's of Mainer and Freeman Cosmeticsr, which have also entered and become competitive in the specialized body wash products into the market.

  Sources of Supply
  -----------------
          The component ingredients for the Company's products are manufactured by third parties. The Company does not believe that it is dependent upon any single manufacturer, and that other sources of supply would be available, if necessary. At present, Cosmetic Corporation of America, located in Medley, FL ("CCA"), the prime filler for the new product line, is estimated by the Company to be operating at significantly less than capacity and the Company believes that it will be able to continue to utilize the services and components from CCA for the foreseeable future. The Company also sources other manufacturers, including Custom Manufacturing Corporation, Medley, FL, Farmanatural, Davie, FL, Five Star Brands LLC, Grand Rapids, MI and Rovar Soap Company, Los Angeles, CA.

          While  the  Company  contemplated  during  the  1998
  fiscal   year  the  possibility  of  establishing  its   own
  manufacturing facility to fulfill its need for component ingredients and complete product manufacture, at present the Company believes that it may continue to rely upon third party manufacturers, to supply the components for its product lines. In addition to the use of third party manufacturers to manufacture and supply the component ingredients for the Company's products, and to manufacture the packaging for the display and sale of its finished products, such third parties also provide the Company, at no additional cost, storage space for such components and packaging materials, as needed. The Company believes that this arrangement shall also be satisfactory for the foreseeable future, and that no additional facilities or space will be required by the Company.

  Sales, Marketing and Distribution of Products
  ---------------------------------------------
       The Company's products are sold through a variety of retail outlets, including drug chains, grocery/supermarkets, health food stores, and tanning nail and hair/beauty salons,
  among   other  outlets.  The  Company  owns  the   following
  registered or trademarked proprietary names: ProTanr(R), SOAPSCREEN(R), Sunscreen Barrier System, Earthen Naturals(R), Earthen Treasures(R), Beauty Bites(TM), and Meta Slim 2000.
  In addition, the Company has a patent pending and several PCT patents pending for its liquid body wash and sunscreen compositions. The Company presently is marketing and selling products under the names ProTan, SOAPSCREEN, Sunscreen Barrier System(R), Earthen Naturals(TM), Earthen Treasures, and plans to commence marketing efforts under the trade names, Beauty Bites, and Meta Slim 2000(TM). There can be no assurance that the Company will be able to generate market acceptance for the new products or be able to continue to develop and grow the market for existing products.

       The announcement in June, 1999, of the Company's proprietary, patent pending liquid body wash and sunscreen formula under the registered trademark, SOAPSCREEN. The Company also utilizes approximately fifty wholesale distributors to market and sell its products, which distributors also inventory, ship and bill the Company's customers directly, as part of their distribution services.

       The Company also generates sales via mail order, from direct mail and internet marketing by the Company. In addition, the Company uses the services of independent sales brokers nationwide, who are paid commissions equal to 5% of the sales generated. These independent brokers primarily sell the Company's products to the drug, mass retail and grocery/supermarket markets. The Company also generates sales under a private label program for products designed and marketed exclusively for a select group of national direct mail order merchants.

       The Company's ability to successfully market and sell its products will be dependent upon the acceptance of its products in the various markets into which it presently sells as well as those markets into which it hopes to expand. In order to be successful, of which there can be no assurance, the Company must be able to devote substantial resources to its sales and marketing efforts and budget, which budget the Company projects shall reach $1,000,000 during the next twelve months. As noted, the Company presently sells its products through fifty distributors, which market to ten thousand outlets, several national drug and mass market chains and over 200 independent drug stores, as well as several national catalogs.

  Government Regulations
  ----------------------
       At present, there are no specific regulations or approvals required by or from the Federal or state government or any agency for the products manufactured by the Company. Further, all of the Company's products are manufactured under GRAS (generally recognized as safe) for the cosmetic industry. Further, each of the Company's products that are or have been produced are retained for three years. As a result, there are no present or anticipated regulations that have or may have any effect upon the Company or its business.

  Item  2.  Management's  Discussion  and  Analysis   of
            Finical Condition and Results of Operations
  ------------------------------------------------------

  Results of Operations
  ---------------------
          During the Company's fiscal years ended December 31, 1998 and 1997, respectively, the Company had sales of $429,914 and $463,002, respectively. The reason for the slight decline in sales from fiscal 1997 to 1998, was due to the delay in the Company bringing certain new products to the market. The Company incurred a net loss of $469,573 ($0.12 per Share) during 1998, compared to a net profit of $60,323 ($0.02 per Share) for the prior fiscal year. For the six month period ended June 30, 1999, the Company had sales of $542,835, compared to sales of $222,304 during the six month period ended June 30, 1998. During such six month periods, the Company has net income of $3,204 ($0.001 per Share) compared to a net loss of $215,168 ($0.06 per Share) respectively.

          The Company's net loss for the year ended December 31, 1998, was principally the result of significantly higher expenditure on selling, general and administrative expenses, which was $636,743 during 1998, compared to $165,133 during the prior fiscal year. The Company expended more funds (an increase of 800%) during 1998, compared to fiscal 1997, for selling expenses, to pay for the introduction of its SOAPSCREENr product line. The Company's administrative expense increase by approximately 225% from 1997 to 1998, which was principally the result of costs associated with the merger, and general expenses increased slightly related to the use of outside consultants for the development and marketing stages to launch the SOAPSCREENr product line. The Company believes that it will be required to continue to expend funds for sales and marketing, which it estimates will be approximately $1,000,000 over the next 12 months.

        The Company, as noted above, had net income, albeit limited, during the six month period ended June 30, 1999, compared to a net loss during the six month period ended June 30, 1998. The reason for the small net income during the 1999 period, compared to the net loss for the comparable period of the prior year, was the result of the Company's increase in sales without a corresponding increase, in terms of percentage, of GS &A.

      Liquidity and Capital Resources
      -------------------------------
       The Company, at June 30, 1999 had current assets of $518,792, compared to current assets of $189,703 at December 31, 1998. The increase in current assets is the result of increased sales, which led to increased cash and accounts receivable, all of which are current and the Company believes fully collectible. The increase in inventory consists of both finished products and components used for manufacturing finished products. The Company's sales policies do not provide any customers with any return privileges and sales are not contingent.

       The Company's current liabilities were $326,489 at June 30, 19999 compared to $514,473 at December 31, 1998, reflecting a decrease of $187,984 or 36.5%. The Company achieved this improvement as a result of the conversion of debt advanced by several persons in the aggregate amount $541,667 into 1,083,338 shares during the first quarter of fiscal 1999. At June 30, 1999, a total sum of $624,000 of such debt was converted by such persons into a total of 1,248,000 shares. This is compared to the conversion of $82,333 in debt into 164,667 shared during the last quarter of fiscal 1998. During 1998 and 1999, a merger consultant advanced the Company $514,000 and paid an additional $117,915 in merger related expenses for the Company.

       There are no trends that the Company is aware of that would adversely impact upon its liquidity and the Company has no plans for any large capital expenditures. There is a trend, as discussed above under Description of Business, as a result of the increased public awareness of the risks associated with excess exposure to the sun, of the need for skin protection products, such as those of the Company. There can be no assurance, however, of the Company's ability to exploit this increased public awareness, notwithstanding the growing demand.

       The season for the Company's sun protection products is from January through August. The Company believes that as it adds to its product line, it would hope to increase the use of its products year round. Material events that would effect the Company's financial condition relate directly to the market acceptance for existing and new products. Any decline in acceptance would adversely effect the Company's ability to increase its distribution, which in turn would increase its sales. The Company's liquidity and future success shall be dependent upon the market acceptance of the Company's proprietary liquid body wash with sunscreen, which the Company believes is the only product of its kind on the market. The Company hopes to expand into the "functional foods" market with a new line of products under the Beauty Bites name. It does not presently have a budget allocated for this new product line.

  Year 2000
  ---------
  The  Year  2000 issue results from certain computer  systems and software applications that use only two digits (rather than four) to define the applicable year. As a result, such systems and applications may recognize a date of "00" as 1900 instead of the intended year 2000, which could result in data miscalculations and software failures. The Company has conducted a preliminary assessment of its key computer systems and software applications and believes they are Year 2000 compliant. The Company is in the process of communicating with all key suppliers, financial institutions and customers to identify and coordinate the resolution of any Year 2000 issues that might arise. Based on the initial assessment, the Company believes the cost of addressing the Year 2000 issue should not have a material impact on the Company's financial position or results of operations.

  Item 3.       Description of Property
  -------------------------------------
       The Company presently leases approximately 6800 square feet of executive office space at 1750 NW 65th Avenue, Plantation, FL 33313, for $3,500 per month. The condition of the Company's leased facilities in Plantation, FL are
  excellent,   and  are  sufficient  for  its  use   for   the
  foreseeable future. The Company, as noted above, also has available from third party manufacturers of the components used to manufacture the Company's products and the manufacturer/suppliers of the packaging for its products the use of storage space to store such components and materials at no cost. This arrangement is also adequate for the Company's purposes for the foreseeable future.
  Item 4.       Security Ownership of Certain Beneficial
  Owners and Management

       As of September 15, 1999, the security ownership of the following persons and entities, who were either executive officers of the Company or were known to the Company to own more than five percent (5%) of the Company's outstanding voting securities was as follows:

    (1)              (2)                   (3)                     (4)

     Title of Class   Name and Address of   Amount and              Percent
                      Beneficial Owner      Nature of               of
                                            Beneficial Ownership    Class (1)
     -------------------------------------------------------------------------
     Common Stock     Stacy Kaufman         3,371,666 (2)           56.94%
                      1750 NW 65th Avenue
                      Plantation, FL 33313


     Common Stock     Cathy Kaufman         0         (3)           52.1%
                      1750 NW 65th Avenue
                      Plantation, FL 33313

___________
(1) Based upon 5,921,271 shares issued and
    outstanding at September 15, 1999, but does not include shares underlying stock options as discussed below.
(2) Includes 3,083,333 shares owned of record and
    beneficially by Stacy Kaufman and    Cathy Kaufman, jointly
    and 288,333 owned of record and beneficially by Stacy Kaufman.
(3) A total of 3,083,333 shares are owned of record and beneficially by Stacy Kaufman and Cathy Kaufman, jointly.

          On March 30, 1999, the Company entered into an employment agreement with Stacy Kaufman, the Company's president and majority stockholder, in which was included an incentive compensation stock option plan. This plan allows the president to purchase up to 2,500,000 shares of common stock by March 29, 2009, when and provided that certain annual revenue levels are reached, beginning at December 31, 1999. These shares were not included in the diluted shares for the earnings per share calculation. See the Consolidated Financial Statements attached hereto.

  Item 5.   Directors, Executive Officers, Promoters and
            Control Persons.
  ------------------------------------------------------

      (a)  The directors and executive officers are:

 Name                         Age       Title
 Stacy Kaufman                34        President, Chief
                                        Executive Officer, and
                                        a Director

 Cathy Kaufman.               41        Secretary, Treasurer and
                                        a Director

       All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and shall qualify. Officers serve at the discretion of the Board of Directors. The Company contemplates prior to the end of the current fiscal year or during the first quarter of fiscal 2000, that it shall enter into an employment agreement with a chief chemist, Michael Dulak, the terms of which have not been determined as of the date of this Form 10-SB.

       Stacy Kaufman has served as President, Chief Executive Officer and a Director of the Company from its inception, having organized the Company in September, 1995. Mr. Kaufman serves the Company in a full time capacity. Mr. Kaufman formulated and developed SkinTekr brand of products in 1985 and developed the PRO TANr instant tanning products in 1986. Mr. Kaufman has worked for the Company and its predecessor for more than the past five years. Effective March 30, 1999, the Company entered into a five (5) year executive employment agreement with Stacy Kaufman. See "Executive Compensation" below.

       Cathy Kaufman has been Secretary, Treasurer and a Director of the Company since September, 1995. During the past five years, Cathy Kaufman, who is married to Stacy Kaufman, prior to he employment with the Company, served as comptroller of a private company has served as comptroller in the mail order business.

  Item 6.   Executive Compensation
  --------------------------------


                                      SUMMARY COMPENSATION TABLE

                                                 Long Term Compensation

                Annual Compensation                      Awards                 Payouts

  (a)           (b)    (c)    (d)      (e)              (f)            (g)            (h)      (i)

                                        Other            Restricted     Securities              All other
  Name and                              Annual Compen-   Stock          Underlying     LTIP     Compen-
  Principal                             sation           Award(s)       Options/SAR's  Payouts  sation
  Position (*)   Year   Salary Bonus($) ($)              ($)            (#)            ($)      ($)
  --------------------------------------------------------------------------------------------------------
  Stacy Kaufman
  President, CEO 1998   65,942 0         80,000           0              0              0        0

  Stacy Kaufman
  President, CEO 1997   1,200  0         0                0              0              0        0

  Stacy Kaufman
  President, CEO 1996   0      0         0                0              0              0        0

  Cathy Kaufman
  Secretary, Treas.     1998   6,350     0                0              0              0        0

  Cathy Kaufman
  Secretary, Treas.     1997   0         0                0              0              0        0

  Cathy Kaufman
  Secretary, Treas.     1996   0         0                0              0              0        0



  Stacy Kaufman has served as the Company's chief executive officer and president during the respective years set forth above. On March 30 ,1999, the Company entered into a five (5) year executive employment agreement with Mr. Kaufman, which provides for annual base salary of $100,100, subject to an annual increase of 10%, a bonus based upon performance determined by the board of directors, consisting presently of Mr. Kaufman and his wife, Cathy Kaufman, and incentive compensation in the form of stock options, under the Company's 1999 Stock Option Plan. This plan provides for the right to purchase 2,500,000 shares ("Option Shares"), exercisable until the close of business on March 29, 2009, at an exercise price of $.50 per Option Share, which was in excess of 110% of the fair market value of the Company's shares on the date of the agreement and grant. The right to exercise the options shall be contingent upon the Company's receipt of revenues, as follows: if and when the cumulative revenues reach $700,000, the right to exercise 500,000 Option Shares; $1,540,000 in revenues, and additional 500,000 Option Shares; $2,548,000 in revenues, an additional 500,000 Option Shares; $3,757,600 in revenues, and additional 500,000 Option Shares, and $5,209,120, the last 500,000 in Option Shares. Cathy Kaufman has served as Secretary and Treasurer during the respective years set forth above.

  Item 7.       Certain Relationships and Related Transactions
  ------------------------------------------------------------

       During fiscal 1997 and 1998 and to date, the Company has had no transactions with related parties, except for the executive employment agreement between the Company and its president and chief executive officer, Stacy Kaufman. See the discussion in the footnote to the table under "Executive Compensation" above..

  Item 8.       Legal Proceedings
  -------------------------------

       The Company is not a party to any litigation that is material. The Company is a defendant in an action pending in the Circuit Court in and for Broward County, Florida. The action alleges a claim for $15,000, which is the minimum amount necessary for jurisdictional purposes in order to commence an action in such court. The claim of the plaintiff, a model, alleges that the Company used plaintiff's image without a consent. The Company does not believe that the action, if adjudicated against the Company, will not have a material adverse impact upon the Company or its financial condition. Further, the Company believes that it will be able to settle this action through negotiations with the plaintiff, at terms satisfactory to the Company, which it does not believe will exceed $5,000.

  Item  9.       Market  for  Common Equity  and  Related  Stockholder
                 Matters
  --------------------------------------------------------------------

          The Company's common stock is traded over-the-counter in what is referred to as the "NASDAQ Bulletin Board". As of September 30, 1999, there were 7 markets makers in the Company's stock. The following information with respect to the high and low market prices was obtained from the Company's records. The Company's shares on May 12, 1999 had a 1 for 6 reverse split, and the table below reflects such information.


                                          Bid Prices
                                      -------------------
         1997                         High          Low
  ----------------------              ------        -----
  Quarter Ending June 30              $ 4 1/2       $ 3
  Quarter Ending Sept.30              $ 5 1/4       $ 2 1/4
  Quarter Ending Dec. 31              $ 3 3/8       $ 3

                                          Bid Prices
                                      -------------------
         1998                         High          Low
  -----------------------             ------        -----
  Quarter Ending March 31             $ 4 1/8       $ 2 3/4
  Quarter Ending June  30             $ 3 3/4       $ 2
  Quarter Ending Sept. 30             $ 3 3/8       $ 2 5/8
  Quarter Ending Dec.  31             $ 1 1/2       $ 5/16

                                            Bid Prices
                                      -------------------
         1999                         High          Low
  -----------------------             ------        -----
  Quarter Ending March 31             $ 4 1/4       $ 3/16
  Quarter Ending June 30              $ 4 1/4       $ 3/16
  Quarter Ending September 30         $ 2 3/8       $ 1 1/32



          The Company is filing this Form 10-SB for the purpose of enabling the Company's shares to continue to trade on the NASDAQ Bulletin Board. In the event that the Company's Form 10-SB has not been declared effective by the SEC prior to October 7, 1999, then the Company be required to file appropriate documentation with NASDAQ in order for its shares to be quoted on the "pink sheets" and following the effective date of the Form 10-SB, the Company will then file to have its shares quoted again on the NASDAQ Bulletin Board. As of September 30, 1999, there were 150 holders of the Company's common stock. The Company has never paid a dividend and does not anticipate that any dividends will be paid in the near future.

  Item 10. Recent Sales of Unregistered Securities
  ------------------------------------------------

  The Company sold the following unregistered shares as set forth below during the past three years. In connection with the transactions, no commissions were paid to any person or entity, and no underwriter was involved, nor was any officer, director or affiliate of the Company paid or given any consideration.

            Class of            Title and Amount         Nature and Amount
  Date      persons/purchasers  of Securities            of Consideration
  (1)

  11/10/98  private investors   164,667 common shares    Cash $82,333.50

  11/11/98  consultant          208,333 common shares    Services valued at
                                                         $104,166.50

  03/31/99  private investors   1,083,333 common shares  Cash $541,666.50

  07/06/99  private investors   1,034,933 common shares  $517,466.50 in
                                                         promissory note,
                                                         of which $242,095
                                                         is due in cash
                                                         payable to the Company
                                                         and the remainder in
                                                         other consideration
                                                         and securities.

  (1)  Each  of the transactions was based upon a share value  of  $.50 per share. The shares sold to private investors, all of whom were sophisticated investors, were sold pursuant to a private offering exemption and the shares bear an appropriate restrictive legend. The shares issued to the consultant were issued for services in connection with the merger of the PBI into the Company, at a value of $.50 per share.


  Item 11. Description of Securities
  ----------------------------------

       The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001, of which 360,000 shares are designated as series `A' preferred stock. There are no shares of preferred stock issued or outstanding.

       The series `A' preferred stock has the following rights, preferences and limitations:
       (1) Dividends: Mandatory preferential dividends, as a group, equal to 10% of the Company's adjusted gross profit as reflected on its annual corporate income tax return, which dividend is to be paid, pro rata, among the holders of the issued and outstanding shares of A preferred within ten days of the filing of such return.
       (2) Liquidation Preference: In the event of any liquidation, dissolution or winding-up of the Company, 10% of the Company's assets shall be distributed, pro rata, to the holders of the A preferred before division and distribution of assets to the holders of the Company's common stock.
       (3) Voting Rights: The holders of A preferred shall have no voting rights.
       (4) Conversion Rights: The holders of A preferred shall have the right to convert their shares of A preferred into shares of the Company's common stock on the basis of three shares of common stock for every share of A preferred delivered to the Company for conversion. The procedure for delivering the certificates of A preferred to the Company and issuing common shares therefore shall be as designated by the Company's board of directors.

       The holders of shares of the Company's common stock shall have one vote on each matter submitted to shareholders for vote, including the election of directors. There are no cumulative voting rights for shares of common stock and therefore, the holders of a majority of the Company's outstanding shares of common stock, represented by Stacy and Cathy Kaufman, will be able to elect the entire board of directors. The board of directors of the Company has the authority to designate the management of the Company and therefore control the Company.

  Item 12. Indemnification of Directors and Officers
  --------------------------------------------------

       The Company's Certificate of Incorporation provides that the Company indemnify all persons whom it may indemnify to the fullest extent allowed by the General Corporation Law of Delaware.

  Item 13. Financial Statements
  -----------------------------

       The financial statements for the fiscal years ended December 31, 1998 and 1997, and for the six month periods ended June 30, 1999 and 1998 (unaudited), are attached hereto.



  Item 14. Changes In and Disagreement With Accountants on Accounting and Financial Disclosure.
  ----------------------------------------------------------------

       None. The Company's independent accountant, Grassano Accounting, P.A., is the successor independent accounting firm to the prior independent accountants, Grassano and Associates.


  Item 15.   Exhibits and Reports on Form 8-K.
  -----------------------------------------------



  Exhibit No.        Document Description
  -----------        --------------------

  3.1                Articles of Incorporation (to be filed by amendment)

  3.2                Bylaws (to be filed by amendment)

  10(iii) Material Contracts-Including Employment Agreement, and Stock Option Plans (to be filed by amendment)

  23                 Consents of Independent Public Accountants



                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY

                 INDEX TO CONSOLIDATED FINICAL STATEMENTS
















                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                      PAGE

  REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                  22

          Consolidated Balance Sheets                                  25-26

          Consolidated Statements of Operations                        27-28

          Consolidated Statements of Stockholders' Equity (Deficit)    29-30

          Consolidated Statements of Cash Flows                        31-32

          Notes to Consolidated Financial Statements                   33-39



            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
            --------------------------------------------------

  To the Board of Directors and Stockholders of Skintek Labs, Inc. (formerly Biologistics, Inc.)
  Plantation, Florida

  We have audited the accompanying consolidated balance sheets of Skintek Labs, Inc. (formerly Biologistics, Inc.) and Subsidiary (the Company) as of June 30, 1999 and December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 1999 and for the years ended December 31, 1998 and 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements give retroactive effect to the merger of Skintek Labs, Inc. and Performance Brands, Inc. (the Subsidiary), which has been accounted for as a reverse purchase as described in Note A of the accompanying notes to consolidated financial statements. We did not audit the financial statements of Skintek Labs, Inc. (formerly Biologistics, Inc.) for the nine months ended September 30, 1998 and for the year ended December 31, 1997, and we did not audit the financial statements of Performance Brands, Inc., the Company's wholly owned subsidiary, for the years ended December 31, 1998 and 1997, respectively.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skintek Labs, Inc. (formerly Biologistics, Inc.) and Subsidiary at June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the six months ended June 30, 1999 and for the years ended December 31, 1999 and 1998, respectively, in conformity with generally accepted accounting principles.

  We have compiled the accompanying consolidated statement of operations of Skintek Labs, Inc. (formerly Biologistics, Inc.) and Subsidiary for the six months ended June 30, 1998 and the related consolidated statement of cash flows for the six months then ended in accordance with Statements on Standards for Accounting and Review
  Services issued by the American Institute of Certified Public Accountants. The consolidated financial statements give retroactive effect to the merger of Skintek Labs, Inc. and Performance Brands, Inc. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the consolidated financial statements mentioned in this paragraph and, accordingly, do not express an opinion or any other form of assurance on them.



  Boca Raton, Florida
  August 16, 1999
                                   Page 22

                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------

  The Board of Directors
  Biologistics, Inc.
  Hollywood, FL 33020

  Members of the Board:

  We have audited the accompanying balance sheets of Biologistics, Inc. as of September 30, 1998 and December 31, 1997 and 1996 and the related statements of operations and stockholders' equity (deficit) and statements of cash flows for the nine months ended September 30, 1998, the year ended December 31, 1997 and the period from July 16, 1996 through December 31, 1996. These financial statements are the responsibility of the Company's owner and management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biologistics, Inc. as of September 30, 1998 and December 31, 1997 and 1996, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.




  /s/ Grassano & Company, P.A.

  Boca Raton, Florida
  October 2, 1998
                                   Page 23

                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------

  The Board of Directors
  Performance Brands, Inc.
  1750 NW 65th Avenue
  Plantation, FL 33313

  Members of the Board:

  We have audited the accompanying balance sheets of Performance Brands, Inc. as of December 31, 1998 and 1997 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Brands, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered a significant loss from operations during the year with a drop of sales and a marked increase in the cost of sales and selling expenses and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern.




  /s/ Grassano & Company, P.A.

  Boca Raton, Florida
  April 9, 1999
                                   Page 24

                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS

                 ASSETS

                                           June 30,     Dec. 31,
                                           1999         1998
                                           ---------    --------
CURRENT ASSETS
     Cash                                  $  54,175    $   -
     Accounts Receivable                     227,462      16,889
     Inventory                               199,005      83,099
     Income Tax Receivable                                28,948
     Due from Stockholders                    38,150      60,767
                                           ---------    --------
                                             518,792     189,703
                                           ---------    --------

PROPERTY AND EQUIPMENT
     Machinery and Equipment                  34,094      21,658
     Furniture and Fixtures                    9,451       5,551
                                              43,545      27,209
                                           ---------    --------
     Less:  Accumulated Depreciation          26,464      24,375
                                           ---------    --------
            NET PROPERTY AND EQUIPMENT        17,081       2,834
                                           ---------    --------

OTHER ASSETS
     Security Deposits                         5,385       4,885
     Intangible Assets (Less: Accumulated
       Amortization of  $2,281 in 1999
       and $1,974 in 1998)                    23,732      22,324
     Goodwill (Less Accumulated
       Amortization of $6,549 in 1999 and
       $2,813 in 1998)                       129,366     121,459
                                           ---------     -------
       TOTAL OTHER ASSETS                    158,483     148,668
                                           ---------     -------
       TOTAL ASSETS                         $694,356    $341,205
                                           =========    ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.
                                   Page 25

                            SKINTEK LABS, INC.
                       (FORMERLY BIOLOGISTICS, INC)
                              AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS

             LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT

                                           June 30,    Dec. 31,
                                              1999        1998
                                           ---------   ---------
CURRENT LIABILITIES
     Accounts Payable                       $300,611    $265,268
     Payroll Taxes Payable                     4,733       5,612
     Income Taxes Payable                      1,576       9,000
     Notes Payable                            19,569     234,593
                                           ---------   ---------
          TOTAL CURRENT LIABILITIES          326,489     514,473
                                           ---------   ---------
STOCKHOLDERS' EQUITY (DEFICIT)
     Common Stock, $0.001 Par Value,
       50,000,000 Shares
       Authorized, 4,886,338 Shares
       Issued & Outstanding
       in 1999 and 3,803,000 Shares
       Issued & Outstanding in 1998            4,886       3,803
     Preferred Stock, $0.001 Par Value,
       Non-Voting, 1,000,000 Shares
       Authorized, 0 Shares Issued &
       Outstanding                              -           -
     Additional Paid in Capital              642,214     101,630
     Retained Earnings(Accumulated Deficit) (279,233)   (278,701)
                                            --------    --------
        TOTAL STOCKHOLDERS' EQUITY(Deficit)  367,867    (173,268)
                                            --------    --------
        TOTAL LIABILITIES & STOCKHOLDERS'
          EQUITY (DEFICIT)                  $694,356    $341,205
                                            ========    ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.
                                   Page 26

                               SKINTEK LABS, INC.
                          (FORMERLY BIOLOGISTICS, INC)
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                      For the Six Months     For the Years Ended
                                             Ended

                                    June 30,   June 30, 1998   Dec. 31,    Dec. 31,
                                       1999                       1998        1997
                                                (Unaudited)
                                    -------------------------------------------------
SALES                                 $542,835      $222,304    $429,914     $463,002

COST OF SALES                          257,448       169,666     262,744      211,067

         GROSS PROFIT                  285,387        52,638     167,170      251,935
                                      --------      --------    --------     --------
OPERATING EXPENSES
     Selling                           115,463       176,392     279,681       28,716
     General                            59,216        31,313      72,252       48,902
     Administrative                    128,947        60,087     287,623       87,515
                                      --------      --------    --------     --------
          TOTAL OPERATING EXPENSES     303,626       267,792     639,556      165,133
                                      --------      --------    --------     --------
          INCOME (LOSS) FROM
          OPERATIONS                  (14,503)      (215,154)   (469,573)      86,802
                                      --------      --------    --------     --------
OTHER INCOME AND EXPENSE
     Miscellaneous Income              16,413              0       8,029         -
     Interest Income                    1,677              0       2,312        7,835
     Interest Expense                    (383)           (14)     (2,317)     (11,714)
                                      -------       --------    --------     --------
          TOTAL OTHER INCOME(EXPENSE)  17,707            (14)      8,024       (3,879)
                                      -------       --------    --------     --------
          NET INCOME (LOSS) BEFORE
          PROVISION FOR (BENEFIT
          FROM) INCOME TAXES             (532)      (215,168)   (464,362)       82,923

Provision for(Benefit from)INCOME TAX       0              0     (44,171)       22,600
                                      -------       --------    --------     ---------
           NET INCOME  (LOSS)           $(532)     $(215,168)  $(420,191)      $60,323
                                      =======       ========    ========     =========
NET INCOME (LOSS)
COMMON SHARE
     Basic                               $.00          $(.06)      $(.12)         $.02
                                      =======       ========    ========     =========
     Diluted                             $.00          $(.06)      $(.12)         $.02
                                      =======       ========    ========     =========
SHARES USED IN COMPUTING
NET INCOME (LOSS) PER
COMMON SHARE
     Basic                          4,347,662      3,430,000   3,479,052     3,364,411
                                    =========      =========   =========     =========
     Diluted                        4,729,894      3,430,000   3,479,052     3,364,411
                                    =========      =========   =========     =========




  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.
                                   Page 28

                               SKINTEK LABS, INC.
                          (FORMERLY BIOLOGISTICS, INC)
                                 AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                Retained    Total
                     Number     Number of    Common     Preferred   Additional  Earnings    Stockhol
                       of       Shares       Stock      Stock       Paid In     Accumulated ders'
                     Shares     Preferred                           Capitaln    Deficit     Equity
                     common                                                                 (Deficit)
                     --------------------------------------------------------------------------------
Balance at Dec.      3,250,000  360,000      $3,250      $360        $19,490     $81,167     $104,267
31, 1996

May 13, 1997
converted
360,000 preferred
into 180,000
common shares          180,000 (360,000)        180      (360)           180        -            -

Net Income                -        -           -           -            -         60,323       60,323

Balance at Dec.      3,430,000        0       3,430         0         19,670     141,490      164,590
31, 1997
                     --------------------------------------------------------------------------------
November 13, 1998
converted $82,333
of merger
consultant's note
into 164,667
shares of common
stock and issued an
additional 208,333
of Sec. 144 common
shares                 373,000        -         373         -         81,960         -         82,333

Net Loss                  -           -           -         -           -        (420,191)   (420,191)
                     ---------------------------------------------------------------------------------

Balance at Dec.      3,803,000        0      $3,803        $-       $101,630    $(278,701)  $(173,268)
31, 1998

March 31, 1999
converted
$541,667 of merger
consultant's note
into
1,083,338 shares
of common stock      1,083,338        -       1,083         -        540,584         -        541,667

Net Loss                  -           -        -            -           -             532         532
                     ---------------------------------------------------------------------------------
Balance at June      4,886,338        0      $4,886        $-       $642,214    $(279,233    $367,867
30, 1999             =================================================================================


  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.
                                   Page 30

                             SKINTEK LABS, INC.
                        (FORMERLY BIOLOGISTICS, INC)
                               AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOW

                                  For the Six Months Ended   For the Years Ended
                                  June 30,     June 30,      Dec. 31,    Dec. 31,
                                     1999         1998          1998        1997
                                               (Unaudited)

CASH FLOWS FROM OPERATING
ACTIVITIES:
     Net Income (Loss)             $(532)      $(215,168)     $(420,191)  $60,323
     Adjustments to Reconcile
      Net Income (Loss) to Net
      Cash Provided by (Used in)
      Operating Activities
Depreciation and Amortization      6,131             304          4,050     2,069
Decrease ( Increase) Increase
     in Accounts Receivable     (210,573)           -             7,833   (18,492)
Increase in Inventory           (115,906)           -           (58,351)  (20,958)
Decrease (Increase) in Income
     Taxes Receivable             28,948            -           (28,948)     -
Increase in Security Deposits       (500)         (2,150)        (2,150)     -
Increase (Decrease) in
     Accounts Payable             35,343         172,682        249,709    (6,491)
Increase (Decrease) in Payroll
     Taxes Payable                  (879)          3,201          4,533    (1,035)
Increase (Decrease) in Income
     Taxes Payable                (7,424)        (10,103)       (53,707)   29,512
                                 -------------------------------------------------
     NET CASH PROVIDED
     BY (USED IN) OPERATING
     ACTIVITIES                 (265,392)        (51,234)      (297,222)   44,928
                                 -------------------------------------------------
CASH FLOWS FROM INVESTING
ACTIVITIES:
     Loan Repayments from
      (Advances to)
      Stockholders (Net)          22,617          31,715        101,078   (44,790)
     Purchases of Machinery and
      Equipment                  (16,336)           -            (3,464)     -
     Purchases of Intangible
      Assets                      (1,714)           -              -         -
     Purchases of Goodwill       (11,643)           -          (106,272)     -
                                 -------------------------------------------------
     NET CASH USED IN
     INVESTING ACTIVITIES         (7,076)         31,715         (8,658)  (44,790)
                                 -------------------------------------------------
CASH FLOWS FROM FINANCING
ACTIVITIES:
     Proceeds from Note Payable  326,643          25,000        305,272      -
                                 -------------------------------------------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES        326,643          25,000        305,272      -
                                 -------------------------------------------------
NET INCREASE (DECREASE) IN CASH   54,175           5,481           (608)      138

CASH, BEGINNING OF PERIOD              0             608            608       470
                                 -------------------------------------------------
CASH, END OF PERIOD              $54,175          $6,089             $0      $608
                                 =================================================
SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
     Cash paid during the
     period for:
        Interest                  $  383             $14        $ 2,317   $11,714
                                 =================================================
        Income Taxes              $7,424             $ 0        $13,968   $     0
                                 =================================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.
                                   Page 32

                       SKINTEK LABS, INC.
                  (FORMERLY BIOLOGISTICS, INC)
                         AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)





  SUPPLEMENTARY DISCLOSURE OF NON-CASH OPERATING ACTIVITIES
  ---------------------------------------------------------
  On May 13, 1997, 360,000 shares of preferred stock were converted into 180,000 shares of common stock.

  On  November  13, 1998, $82,333 of merger consultant's  note was  converted into 164,667 shares of common stock.  208,333 shares of Section 144 common stock were also issued.

  On March 31, 1999, $541,667 of merger consultant's note was converted into 1,083,338 shares of common stock.


  The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Statements.


                                   Page 33

  NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  ---------------------------------------------------
  Organization
  ------------
  On December 13, 1994, Skintek Labs, Inc. (the "Company") under the name of Biologistics, Inc. was incorporated under the laws of Colorado, to engage in the business of clinical consulting, contract packaging and labeling services for clinical studies. The Company issued stock but never had any operations. On April 22, 1997, the Company became a Delaware corporation when it merged itself into its subsidiary, Biologistics, Inc., incorporated under the laws of Delaware on March 19, 1997.

         Performance  Brands,  Inc.  (the  "Subsidiary")   was
  incorporated September 21, 1995 under the laws of the  State
  of  Florida.   The Company is engaged in the  wholesale  and
  retail distribution and sale of various products in the skin-
  care   market.    Currently,  these   products   are   being
  manufactured, to the Company's specifications, in South Florida by several independent fillers and by the Company.

        On March 31, 1999, the Company incorporated a wholly-owned subsidiary PBI Acquisition Corp. On the same day Performance Brands, Inc. merged with PBI Acquisition Corp. when the sole stockholder exchanged his stock in Performance Brands, Inc. for 18,500,000 shares of Skintek Labs, Inc. Then PBI Acquisition Corp. was dissolved, leaving Performance Brands, Inc. as the surviving subsidiary of Skintek Labs, Inc. This stock-for-stock transfer was accounted for as a reverse purchase.

  Basis of Presentation and Consolidation
  ---------------------------------------
       The   consolidated  financial  statements  have  been
  prepared in accordance with generally accepted accounting principles and include the accounts of Skintek Labs, Inc. and its wholly-owned subsidiary Performance Brands, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

  As described in Organization above, effective March 31, 1999, the Company acquired all of the common stock of Performance Brands, Inc. The business combination was accounted for as a purchase and accordingly, the Company's financial statements have been presented to include the results of Performance Brands, Inc. as though the business combination occurred as of January 1, 1997.

  Inventory
  ---------
      Inventory is stated at the lower of cost or market, using the first-in, first-out (FIFO) method and consists of bottles of product, empty bottles, displays, and boxes. The raw materials are expensed as purchased because their inventoried value would be immaterial.

  Property, Equipment and Depreciation
  ------------------------------------
      Property additions, major renewals and betterments are
  included  in  the  assets accounts  at  cost.   Maintenance,
  repairs and minor renewals are charged to earnings when incurred.
                                   Page 34

         Depreciation is computed using the modified accelerated cost recovery system and the straight-line method over the estimated useful lives of the assets. The Company has elected to expense, rather than depreciate, the cost of certain depreciable personal property under Section 179 of the Internal Revenue Code.
  Although, these methods are not generally accepted accounting principles, the difference between them and any other acceptable method is immaterial to the current financial statements.

  Intangible Assets
  -----------------
      On October 1, 1995, the Company purchased the customer list and trademarks and certain fixed assets from an affiliated company. The total purchase price for the assets was $25,000. The property and equipment were recorded at net book value in the amount of $702. The customer list and trademarks, which are intangible assets, were recorded in the amount of $24,298 and are being amortized over forty years. Goodwill is being amortized over 15 years. During the six months ending on June 30, 1999, the Company paid $1,715 in patent fees, which are being amortized over seventeen years.

  Long-Lived Assets
  -----------------
      The Company periodically reviews the values assigned to long-lived assets, such as property and equipment and acquired customer bases, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

  Revenue Recognition
  -------------------
      Revenue from sales is recognized in the period in which the products are shipped and invoiced to the customer. The customers are generally the fifty independent distributors throughout the world and an additional approximately eighteen hundred wholesale accounts, principally in the US and several large American retail chains.
                                   Page 35

  Advertising
  -----------
  Costs associated with advertising are expensed in the year incurred. Advertising expenses, which are comprised primarily of print media, were $43,763 and $159,914 for the six months ending on June 30, 1999 and 1998, respectively; and $194,053 and $3,245 for the years ending on December 31, 1998 and 1997, respectively.

  Income Taxes
  ------------
  Since inception, the Company has maintained a fiscal year ending on each 31st day of December. Provisions for income taxes have not been presented as there is no taxable income after consideration of net operating losses, and there are no timing differences.

  Earnings Per Common Share
  -------------------------
    The Company adopted Statement of Financial Accounting Standard No. 128 ("FAS 128"), Earnings Per Share for the period of these financial statements. Basic earning per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to the potential conversion of advances from the merger consultant to 752,000 shares of common stock as of March 30, 1999. There was no dilution in the prior periods.

  Recent Accounting Pronouncements
  --------------------------------
  In 1999, the Company was subject to the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." Neither statement had any impact on the Company's financial statements as the Company does not have any "comprehensive income" type earnings (losses) and its financial statements reflect how the "key operating decisions maker" views the business. The Company will continue to review these statements over time, in particular SFAS 131, to determine if any additional disclosures are necessary based on evolving circumstances.

  Estimates
  ---------
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments
  -----------------------------------
  The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximated fair value because of the immediate or short-term maturity of these instruments.

                                   Page 36

  NOTE 2 - DUE FROM STOCKHOLDERS
  ------------------------------
  As of December 31, 1997, the Company had advanced the stockholders $157,440. These advances were evidenced by an unsecured promissory note at an interest rate of 6%, principal and accrued interest due on demand or on December 31, 1998. Interest of $7,835 was accrued as of December 31, 1997 and added to the balance, resulting in a due from stockholders of $165,275.

  During the year ended December 31, 1998, the stockholders had repaid $130,000 and borrowed an additional $25,492. Interest of $2,317 was accrued as of December 31, 1998, resulting in a balance of $60,767 and evidenced by an unsecured promissory note at an interest rate of 6%, principal and accrued interest due on demand or on December 31, 1999.

  During the six months ending on June 30, 1999, interest of $1,677 was accrued, and the stockholders made payments of $22,617 resulting in a balance of $38,150.

  NOTE 3 - NOTES PAYABLE
  ----------------------
  On September 1, 1999, the Company purchased a forklift for $12,954, financing $11,654 of the balance owed with a note secured by the forklift at an interest rate of 12%. The monthly installments are $338 through December 1, 1999. No payments have ever been made; consequently, the note is in default, although no demands for payment have ever been made.

  During 1998 and 1999, a merger consultant advanced the Subsidiary $514,000 and paid an additional $117,915 in merger expenses for the Company. As of June 30, 1999, under a convertible promissory note agreement, $624,000 of these advances were converted to 1,248,000 shares of the Company's common stock, leaving a balance of $7,915, principal and accrued interest at a rate of 7% per annum due March 31, 2000.


  NOTE 4 - STOCK TRANSACTIONS AND OPTIONS
  ---------------------------------------
  Common Stock
  ------------
  The Company initially authorized 50,000 shares of $0.001 par value common stock. On April 22, 1997 the Company re-incorporated in Delaware through a merger with its wholly owned Delaware subsidiary. The Company changed its authorized capital to 30,000,000 shares of $0.001 par value. As of December 31, 1998, the Company had issued 4,318,000 shares of common stock. On March 31, 1999, 18,500,000 shares were issued to effect the merger with Performance Brands, Inc. and 6,500,000 shares were issued for various items including the settlement of $541,667 of debt.
  On May 12, 1999, the Company declared a 6 to 1 reverse stock split, leaving par at $.001, and changing the number of shares authorized to 50,000,000. As of June 30, 1999, the Company had issued 4,886,338 shares of its common stock.

  Preferred Stock
  ---------------
  The Company has authorized 1,000,000 preferred shares $0.001 par value, non-voting, the rights and preferences of which to be determined by the Board of Directors at the time of issuance. Currently, there are no preferred shares outstanding. The Company has declared no dividends through June 30, 1999.

                                   Page 37
  Stock Options
  -------------
  On   March  30,  1999,  the  Company  signed  a  convertible
  promissory note agreement with the aforementioned merger consultant (See Note 3.) in which all of the funds advanced to the Company and its Subsidiary are convertible into shares of the Company's common stock: 2 shares of stock for every $1 advanced. As of June 30, 1999, 1,248,000 shares of common stock had been issued for $624,000 of the advances.

  On March 30, 1999, the Company entered into an employment agreement with the president and majority stockholder, in which was included an incentive compensation stock option plan. This plan allows the president to purchase up to 2,500,000 shares of common stock by March 29, 2009 when certain annual revenue levels are reached beginning at December 31, 1999. These shares were not included in the diluted shares for the earnings per share calculation.


  NOTE 5 - PROVISION FOR (BENEFIT FROM) INCOME TAXES
  --------------------------------------------------
  The provision for (benefit from) income taxes consists of the following:

                        For the Six Months Ended       For the Years Ended
                        June 30,       June 30,        Dec. 31,     Dec. 31,
                           1999           1998            1998         1997
                                       Unaudited
Federal
Current Provision        24,400           -                         $17,828
Current Benefit         (24,000)          -            (44,171)        -
Deferred                   -              -               -            -
                      --------------------------       ---------------------
                           -              -            (44,171      17,828
                      --------------------------       ---------------------
State
-----
Current Provision         4,700           -               -          4,772
Current Benefit          (4,700)          -               -           -
Deferred                   -              -               -           -
                      --------------------------       ---------------------
                           -              -               -          4,772
                      --------------------------       ---------------------
Total                      -              -           $(44,171)     22,600
                      ==========================       =====================

  The Company's Federal and State income tax benefits of $24,400 and $4,700, respectively, resulted from carrying forward the Subsidiary's remaining net operating loss from 1998. As of June 30, 1999, the Company has a Federal NOL
  carryover of approximately $164,486 and a State NOL carryover of approximately $361,973, both expiring in the year 2013.

                                   Page 38

  NOTE 6 - COMMITMENTS
  --------------------
  The Company is obligated for an automobile lease which is properly treated as a non-cancelable operating lease. The term of the lease is 36 months with monthly payments of $466. The amounts due under this operating lease are as follows for the years ending December 31:

                   1999           $    2,796
                   2000                2,329
                                  ----------
                                  $    5,125
                                  ==========

  NOTE 7 - LITIGATION
  -------------------
  During the six months ending June 30, 1999, a model for a Subsidiary promotion sued the Subsidiary for back royalties from the product line advertised. Since the product line produced approximately $3,000 in profits, the management of the Subsidiary believes that there will be a nominal liability from this suit.

                                   Page 39